PTN MEDIA, INC.

                         400,000 SHARES OF COMMON STOCK


                              PROSPECTUS SUPPLEMENT
                              ---------------------

                                DECEMBER 3, 1998

         This Prospectus Supplement to Registration Statement on Form SB-2 of PTN Media, Inc., a Delaware corporation (the "Company") includes certain amended information contained in the Company's Registration Statement, as well as in the Company's Prospectus dated September 18, 1998 ("Prospectus").

         This Prospectus Supplement must be affixed to the Prospectus upon any delivery to an offeree of the Shares and is intended to update and correct certain information in the Prospectus and prior supplements, as follows:

Loans from President

         Amending and restating a portion of the Prospectus and several prior supplements, in April 1998, Peter Klamka, the Company's Chairman, President and Chief Executive Officer, provided the Company with a revolving credit line with a maximum of $500,000 available (the "Klamka Credit Line"). In September 1998, the Board of Directors of the Company authorized an increase in this line to $610,000, and in November and December 1998, further increases to $1,000,000 were authorized. As of December 3, 1998, borrowings outstanding under the Klamka Credit Line aggregated approximately $750,000. Monies loaned were used to make certain payments to Niki Taylor's company, to provide a payment required under the Company's Calendar Agreement with Claudia Schiffer, and for working capital.

         Loans drawn on the Klamka Credit Line bear interest at a rate of 9% per annum from the date they are made to the Company and are payable by May 2001, provided, however, that if the Company raises gross proceeds in this Offering of at least $1,500,000, the entire outstanding amount of the Klamka Credit Line and accrued interest will be repaid from the proceeds of this Offering.

         As a result of the foregoing and other matters described in previous supplements, the table and footnotes included in the Use of Proceeds section on page 18 of the Prospectus are adjusted from that set forth in the Prospectus dated September 18 to provide as follows:


                                            $2 Million        $1.5 Million      $1 Million       $500,000
                                            ----------        ------------      ----------       --------
Licensing Fees Payable to Models(1)         $400,000          $150,000          $200,000         $150,000
Photographs and Printing(2)                 $100,000          $  5,000          $ 50,000         $  5,000
Repayment of Indebtedness(3)                $806,250          $806,250          $ 56,250         $ 56,250
Web Site Design(4)                          $ 75,000          $ 75,000          $ 75,000             --
Public Relations and Advertising(5)         $105,000          $ 75,000          $105,000         $ 25,000
Computer Equipment                          $ 50,000              --                --               --
Working Capital(6)                          $ 63,750          $ 38,750          $213,750         $ 11,250

-------------------
(1) The Company also previously advanced an aggregate of $134,000 to a company controlled by well-known model, Tyra Banks, pursuant to a license agreement and an agreement for the sale of calendars and electronic planners. Ms. Banks has claimed that the Company breached these agreements and has refused to perform under either agreement. Ms. Banks' company could bring an action against the Company for additional amounts allegedly owed under these agreements, in an approximate sum of $153,000, as a result of the Company's failure to pay such amount by September 15, 1998. If the Company agrees to settle any potential claims or is required to pay any additional amounts to Ms. Banks' company, such funds will paid from the proceeds of this Offering. In the event that the Company does not raise sufficient funds in this Offering to pay any such amounts, and does not raise additional funds, in a timely manner, or have cash available from operations, or otherwise, with which to make such payments, the Company would be required to either substantially reduce or terminate its operations. The Company expects to enter into a Web Site License Agreement with Claudia Schiffer, requiring a payment of $150,000 upon signing. This amount is expected to be paid from the proceeds of the offering. See "Management's Plan of Operations - Cash Requirements" and "Business - Web Sites."

(2) These amounts include payment for photo sessions to take exclusive shots of models for use in connection with the Company's web sites and electronic planners, as well as for use in the Company's advertising and marketing materials. See "Business - Web Sites," and " - Sources of Revenue -- Electronic Planners."

(3) Includes the Company's repayment of outstanding loans, in an aggregate principal amount of $750,000, to Peter Klamka, the Company's Chairman, President and Chief Executive Officer, upon the consummation of this Offering. This indebtedness is not due until the earlier of (i) the date that the Company has raised an aggregate of not less than $1,500,000 in one or more public offerings of any of its securities or
         (ii) May 2001. Also includes the Company's repayment of $56,250, plus interest at the rate of 8% per annum, to four individuals pursuant to promissory notes which were due and payable in July 1998. The Company intends to pay the principal and interest on this outstanding indebtedness from the proceeds of this Offering. There can be no assurance that one or more of the individuals holding such promissory notes will not declare the Company in default thereunder, and require the Company to immediately pay the entire amount of principal and interest outstanding. See "Certain Transactions."

(4) Reflects payments to a third party web designer. See "Business - Design and Development of Web Sites."

(5) Includes amounts payable to a public relations firm, which the Company has retained, and expenses relating to print and/or electronic advertising. See "Business - Sources of Revenue -- Advertising" and
         " -  Marketing and Promotion -- Public Relations."

(6) The Company may use a portion of the proceeds allocated to working capital to pay salaries of non-executive employees.